Filed Pursuant to Rule 253(g)(2)

File No. 024-11298

REALTYMOGUL APARTMENT GROWTH REIT, INC.

SUPPLEMENT NO. 4 DATED FEBRUARY 28, 2022

TO THE OFFERING CIRCULAR DATED DECEMBER 21, 2021

This document supplements, and should be read in conjunction with, the offering circular of RealtyMogul Apartment Growth REIT, Inc. (“we,” “our,” “us” or the “Company”), dated December 21, 2021 (the “Offering Circular”), as supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to update our management.

Management

The following information supersedes and replaces the table of the executive officers and directors in the section of the Offering Circular captioned “Management – Executive Officers and Directors”:

Name	Age*	Position
Jilliene Helman	35	Chief Executive Officer, President and Director
Kevin Moclair	49	Chief Accounting Officer and Treasurer
Saher Hamideh	43	Vice President, Legal and Secretary
Flynann Janisse	51	Independent Director
Louis S. Weeks III	67	Independent Director

*As of February 18, 2022.

The following information supersedes and replaces the first four sentences of the first paragraph of the section of the Offering Circular captioned “Management – Executive Officers and Directors”:

Jilliene Helman has served as our Chief Executive Officer, President and a director since January 2017, our Chief Financial Officer and Treasurer from January 2017 to February 2022, and our Secretary from January 2017 to September 2021. Ms. Helman has served as Chief Executive Officer of our Manager since March 2016, Chief Financial Officer from October 2018 to February 2022, and Chief Compliance Officer and Secretary from February 2021 to March 2021. Since May 2012, Ms. Helman has served as the Chief Executive Officer and a director of Realty Mogul, Co. where she is responsible for Realty Mogul, Co.’s strategic direction and operations. In this capacity, she has been involved in over $800 million of investments with property values worth over $4 billion.

The following information supplements, and should be read in conjunction with, the section of the Offering Circular captioned “Management – Executive Officers and Directors”:

Kevin Moclair has served as our Chief Accounting Officer and Treasurer since February 2022. Mr. Moclair is responsible for all our financial accounting and reporting. From April 2009 to February 2022, Mr. Moclair served as Chief Accounting Officer for Ladder Capital, an internally-managed commercial REIT specializing in underwriting commercial real estate. In that role, Mr. Moclair developed and implemented the financial reporting infrastructure from initial private equity structure through public debt and equity issuances and related SEC reporting requirements. From 1998 to March 2009, Mr. Moclair served as Controller – US Operations for Rabobank International, a global banking institution focused in food and agricultural sector. As Controller, he managed the accounting, product control and regulatory reporting functions as well as participating in local and global implementation of reporting processes and systems to support local and global requirements, including SOX implementation and reporting. From 1994 to 1998, Mr. Moclair worked as a senior auditor with Ernst & Young LLP in the Financial Services Audit and Advisory Services Group. Mr. Moclair has a Bachelor of Science in Accounting (Business Administration) degree from Manhattan College, Riverdale NY.